

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2025

Jack Stover
Chief Executive Officer
NorthView Acquisition Corporation
207 West 25th St., 9th Floor
New York, NY 10001

Ben Hwang
Chief Executive Officer
Profusa, Inc.
626 Bancroft Way, Suite A
Berkeley, CA 94710

Re: NorthView Acquisition Corporation
Amendment No. 14 to Registration Statement on Form S-4
Exhibit Nos. 10.5, 10.13, 10.17 and 10.18
Filed May 13, 2025
File No. 333-269417

Dear Jack Stover and Ben Hwang:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance